ECHOSTAR CORPORATION
100 Inverness Terrace East
Englewood, Colorado  80112-5308

May 20, 2010

Via EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549-0404

Re:	EchoStar Corporation (“EchoStar” or the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010, as amended March 17, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 25, 2010

Dear Mr. Spirgel:

EchoStar Corporation plans to respond to the comments contained in the May 12, 2010 letter from the Securities and Exchange Commission on or before June 4, 2010.  Should you have any questions or concerns, please feel free to contact me at (720) 514-5297.

Sincerely,

/s/ Brandon Ehrhart

Brandon Ehrhart
Vice President and
Associate General Counsel

cc:           Scott Hodgdon, SEC
Kathleen Krebs, SEC

100 Inverness Terrace East, Englewood, CO 80112  Tel: 303.706.4000